

October 31, 2012

<u>Via E-Mail</u>
Aleksandr Gilev
President, Treasurer, Secretary and Director
Gilax, Corp.
42A Krygina Street, Suite 133
Vladivostok, Russia 690065

>   **Re: Gilax, Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 17, 2012**
>   **File No. 333-183797**

Dear Mr. Gilev:

We have reviewed your registration statement and response letter and have the following comment.

<u>Dilution, page 12</u>

1. Please revise your calculation of net tangible book value and the corresponding per share value as of July 31, 2012, as you have not considered total liabilities in your calculation. Please also revise all of your various dilution calculations depending on the number of shares sold in the offering.

You may contact Tracey Smith, Staff Accountant at (202) 551-3736 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: <u>Via E-Mail</u>
Kevin Polis, Esq.